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                           July 1, 2021

       Arnd Christ
       Chief Financial Officer
       Immatics Biotechnologies GmbH
       Machtlfinger Str. 11
       81379 Munich
       Germany

                                                        Re: Immatics N.V.
                                                            Form 20-F for the
fiscal year ended December 31, 2020
                                                            Filed March 30,
2021
                                                            File No. 001-39363

       Dear Mr. Christ:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 20-F for the fiscal year ended December 31, 2020

       Item 5. Operating and Financial Review and Prospects
       Results of Operations
       Research and Development Expenses, page 121

   1. Please provide us an analysis of external research and development expenses incurred for each year presented for
ACT expenses and TCR Biospecifics separately. Please provide us with proposed
disclosure to be included in future periodic reports which separately quantifies your
research and development expense by project. If you do not track your research and
development costs by project, disclose that fact as well as why you do not maintain and evaluate
research and development costs by project.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 Arnd Christ
Immatics Biotechnologies GmbH
July 1, 2021
Page 2

absence of action by the staff.

       You may contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494
with any questions.



FirstName LastNameArnd Christ                         Sincerely,
Comapany NameImmatics Biotechnologies GmbH
                                                      Division of Corporation
Finance
July 1, 2021 Page 2                                   Office of Life Sciences
FirstName LastName